EXHIBIT 99.1

For Immediate Release

VALCENT CHANGES NAME TO ALTERRUS TO REFLECT COMPANY’S NEW DIRECTION

VANCOUVER, BRITISH COLUMBIA, (June 12, 2012) - Valcent Products Inc. (OTCQB: VCTZF) (“Valcent”), creators of the proprietary urban farming system VertiCrop,™ today announced the official name change of the company to Alterrus Systems Inc. (“Alterrus”) The company has completed all the necessary application processes and regulatory approval for the name change, which was accepted by shareholders at the company’s recent annual general meeting. Common shares will trade under the new name at market open on June 12, 2012. The new trading symbol of the Company will be ASIUF with a new CUSIP number of 02153P105.

“Alterrus is a conjoined word: ‘ALternative to TERRa or soil for agriculture and for the benefit of all of US.’ We believe the name authentically reflects the company’s mission, which is to be leaders in environmentally responsible urban farming technology for generations to come,” said Christopher Ng, CEO. “This distinctive new identity better resonates with the purpose of our company.”

VertiCrop™ allows leafy green vegetables to be grown in controlled environments such as greenhouses and underutilized urban warehouses.  In addition to offering safe, year round access to nutritious, pesticide-free produce, VertiCrop,™ provides 20 times the yield of field crops while using 92 percent less water.

Alterrus, through its wholly owned subsidiary, Local Garden Vancouver Inc., is currently developing the first North American installation of VertiCrop™ in the heart of Vancouver, Canada. Harvesting of the first crop is expected to be by September 2012.

“We’re extremely pleased to have a new and refreshed brand that properly reflects the fundamental values and direction of our company,” said Stephen Fane, Executive Chair “Alterrus encompasses our mandate to provide nutritious and sustainable farming solutions to the global community.”

Concurrent with this name change will be the launch of the Company’s new website located at www.alterrus.ca.

About Alterrus Systems Inc. (“Alterrus”) is a publicly traded company (OTCQB:ASIUF) located in Vancouver, Canada, and is recognized as a leader in the development, manufacturing, operation and integration of commercial VertiCrop™ technology for global markets. Alterrus is an environmentally responsible company that has created a proprietary growing system that can be used in any climate and requires a very small footprint in urban environment.

Safe Harbor for Forward Looking Statements: This press release contains forward-looking information, in that it describes events and conditions which Valcent Products, Inc. reasonably expects to occur in the future, and statements including opinions, assumptions and estimates. Forward-looking statements include information that does not relate strictly to historical or current facts. When used in this document, the words "seeks", "anticipate", "believe", estimate", "expect", "forecast", "intent", "may", "project", "plan", "potential", "should" and similar expressions are intended to be among the statements that identify forward-looking statements. Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties, including inability to complete sales in process or develop positive cash flow from anticipated product sales, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized. We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information. The risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the Company's quarterly reports (on Form 6-K filed in the US and the financial statements and Form 51-102F1 filed in Canada), the Company's annual reports (on Form 20-F filed in the US and the financial statements and Form 51-102F1 filed in Canada) and the other recent filings in the US and Canada. These filings are available at www.sec.gov in the US and www.sedar.com in Canada. For all such forward-looking statements, we claim the safe harbor for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Valcent disclaims any obligation to update any forward-looking statements.

Media Contact Jennifer Maloney Email: Jennifer@sippublicity.com Phone: 604-727-4506	Corporate Contact John N. Hamilton Email: jhamilton@alterrus.ca Phone: 604-837-2697